October 23, 2013

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         U-Swirl, Inc.
Post-Effective Amendment No. 6 to
Registration Statement on Form S-1
Filed on August 2, 2013
File No. 333-164096

Dear Mr. Dobbie:

On behalf of U-Swirl, Inc. (the “Company”), post-effective amendment No. 7 to the registration statement on Form S-1 was filed on October 22, 2013.

Post-effective amendment No. 7 to the registration statement contains financial information updated through August 31, 2013, as well as revisions to update the status of the Company’s business and market prices for the Company’s securities.

Also, as discussed with Donald Field, the Company has included a second form of prospectus in post-effective amendment No. 7, which is a resale prospectus for the holders of outstanding underwriter’s warrants.  The securities underlying the underwriter’s warrants were registered in this registration statement.

The comment of the Staff in its letter dated August 20, 2013, has been addressed in this filing pursuant to your request.  The comment is set forth below, together with the Company’s response.

General

1.
We note that post-effective amendment No. 5 to your registration statement on Form S-1 (File No. 333-164096) was declared effective on June 27, 2012.  We also note that post-effective amendment No. 5 contained audited financial statements for the fiscal year ended December 31, 2011.  When a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
October 23, 2013

of a date not more than sixteen months prior to such use.  Refer to Section 10(a)(3) and Rule 427 of the Securities Act of 1933.  As a result, we note that the financials contained in post-effective amendment No. 5 went stale at the end of April 2013.  Please confirm that all offers and sales under this registration statement have been suspended and that you have not used this registration statement since the financials contained therein were required to be updated.

Response:     On behalf of the Company, we confirm that all offers and sales under post-effective amendment No. 5 were suspended after April 2013.

The Company would like to request acceleration of the effective date of the registration statement as soon as possible.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	U-Swirl, Inc.